Eldorado Gold Corporation
1188 Bentall 5
550 Burrard Street
Vancouver, British Columbia
Canada V6C 2B5

TSX: ELD AMEX: EGO

Tel: 604.687.4018 • Fax: 604.687.4026
Toll free: 1.888.353.8166
E-mail: info@eldoradogold.com

eldoradogold

Consent of Richard Miller
Manager, Mine Engineering
Eldorado Gold Corporation

To the Board of Directors of Eldorado Gold Corporation,

I hereby consent to the incorporation by reference in this annual report on Form F-40 of March 31, 2009 for the year ended December 31, 2008, of the description of the reports which were prepared under my direct supervision, the description of certain mineral reserves of the Tanjianshan Mine as at December 31, 2008 and the Kisladag Mine as at December 31, 2008 and of extracts from or a summary of the Reports and other information pertaining to the Tanjianshan Mine and to the Kisladag Mine and to the use of my name as a named expert in this annual report as a named expert.

Dated as of this 31st day of March 2009.

Richard Miller, P. Eng.